

January 14, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

Donald F. McAleenan
Senior Vice President, General Counsel and Secretary
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

Re: **Builders FirstSource, Inc.**
           Registration Statement on Form S-3
           Filed on: December 31, 2009
           File No.: 333-164102

Dear Mr. McAleenan

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us as to the basis upon which you are eligible to register the notes and guarantees on Form S-3. Refer to General Instruction I.B.3. of Form S-3.

2. We note disclosure throughout the registration statement that the common stock and the 2016 notes being registered for resale "are being issued in transactions exempt from registration" (see prospectus cover page), giving the appearance that the exempt offerings of these securities have not yet been completed. This disclosure appears to be inconsistent with the "Recapitalization Transactions"

disclosure in the first page of the Summary, stating that the holders of the 2012 notes "exchanged…in transactions exempt from registration…their outstanding notes…" for a combination of 2016 notes, cash and shares of common stock. If the offer and sale of the common stock and 2016 notes was not completed prior to the filing of this registration statement, Rule 152 under the Securities Act would be unavailable to separate the issuance of these securities and the resale of these securities as separate transactions. To the extent that the noteholders have made an irrevocable investment decision to exchange the 2012 notes with the securities covered by this registration statement and are at market risk with respect to these securities, then your disclosures throughout the registration statement must clearly state that even though the registered securities are not currently outstanding, the offer and the sale of these securities has been completed.

Please advise us as to the basis upon which you have filed this registration statement. If your analysis supports reliance on Rule 152 pursuant to the Commission's guidance, please revise your disclosures to reflect that the private placements of the resale securities have been completed. We may have additional comments upon review of your response and revised disclosure. For additional guidance, please see Questions 139.11 and 139.27 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

3. Please revise your disclosure to explain how you determined the number of shares of common stock being registered for resale.

4. We note that more than twenty of your restricted subsidiaries will guarantee the 2016 notes. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us about your compliance with these requirements. For additional guidance please see Release No. 33-7878 dated August 15, 2000, found on the Commission's website at http://www.sec.gov/rules/final/33-7878.htm.

Prospectus Cover Page

5. In accordance with Item 501(b)(2) of Regulation S-K, please include in the centered text at the top of the prospectus cover page the guarantees of the 2016 notes.

Summary, page 1

Recapitalization Transactions, page 1

6. Please indicate in the first paragraph when the rights offering will expire.

Selling Securityholders, page 22

7. Please disclose whether the selling security holders are broker-dealers or affiliates of a broker-dealer. If any of the selling security holders is a broker-dealer, please state that it is an underwriter with respect to the securities that it is offering for resale. If a selling security holder is an affiliate of a registered broker-dealer, please revise to disclose the following:

    o that such selling security holder purchased in the ordinary course of business; and

    o that, at the time of purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If the selling security holders are unable to make these representations, please state that they are underwriters. Further note that if any of the selling security holders are identified as underwriters, they may not rely on Rule 144 for the sale of any of the securities covered by the registration statement. We note your disclosure in the second paragraph of your Plan of Distribution discussion on page 93.

8. The information provided in the selling security holders table does appear to be in compliance with Item 507 of Regulation S-K. It is unclear why you are reporting the securities beneficially owned prior to the offering as zero values. Please advise or revise.

Description of 2016 Notes, page 34

9. The statement in the first paragraph in this section that the "2016 notes Indenture and the related security documents that define the terms of the pledges that will secure the 2016 notes…, and not [the prospectus disclosure], define the rights of holders of the 2016 notes" implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise to remove this statement. Please comply with this comment with respect to the third paragraph of your disclosure.

Note Guarantees, Page 36

10. Please disclose whether the guarantees will be full and unconditional.

No Personal Liability of Directors, Officers, Employees and Stockholders, page 62

11. Please revise the last sentence to state that the waiver "will not" rather than "may not" be effective to waive liabilities under the federal securities laws of the United States, as any agreement to waive the requirements of the federal securities laws of the United States is void under section 14 of the Securities Act.

Incorporation of Certain Information by Reference, page 94

12. It appears that portions of your Form 10-K have been incorporated by reference from your definitive proxy statement filed with the Commission on April 9, 2009. Please revise your disclosure accordingly.

Legal Matters, page 95

13. Please revise your disclosure to add that the validity of the securities offered by the subsidiary guarantors will also be passed upon by Alston & Bird LLP.

Item. 15. Indemnification of Directors and Officers

14. Please expand the disclosure in this section to provide the information required by Item 702 of Regulation S-K for each co-registrant.

Exhibit Index

15. Please the file support agreement and the investment agreement as exhibits to this registration statement in accordance with Item 601(b)(4) of Regulation S-K.

16. We note that you have filed form documents as exhibits 4.5, 4.6 and 4.7. Please tell us how you intend to file the final form of these exhibits upon the closing of the recapitalization transactions.

Exhibit 5.1 Opinion of Alston & Bird LLP

17. We note that the legal opinion is limited to the laws of the State of Delaware, Texas and South Carolina. Please be advised that the 2016 notes and related guarantees represent contractual obligations of the company and, therefore, counsel must opine with respect to these securities under the state contract law governing these securities. Given that the indenture is governed under the laws of the State of New York, please have counsel revise its opinion accordingly.

18. Please have counsel revise the second paragraph of the opinion to properly characterize the guarantees of the 2016 notes and remove language implying that the guarantees will be "sold" by the selling security holders.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: W. Scott Ortwein, Esq.
        Brendan P.McGill, Esq.
        Alston & Bird LLP
        1201 West Peachtree Street
        Atlanta, GA 30309
        Via Facsimile at (404) 881-7777

        Robert Pincus, Esq.
        Allison L. Land, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        One Rodney Square, P.O. Box 636
        Wilmington, DE 19899-0636
        Via Facsimile at (302) 651-3001